                        THIS REPORT HAS BEEN FILED WITH
                     THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
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                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


/ / CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16. FORM 4 OR
    FORM 5 OBLIGATIONS MAY CONTINUE.
    SEE INSTRUCTION 1(b).




    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
              SECTION 20(f) OF THE INVESTMENT COMPANY ACT OF 1940

                       Commission File Number  000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
             (Exact name of registrant as specified in its charter)

                   Delaware                             86-0721358
        (State or other jurisdiction of              (I.R.S. employer
         incorporation or organization)             identification no.)

                            2525 E. Camelback Road,
                                   Suite 1150
                            Phoenix, Arizona  85016

              (Address of principal executive offices) (Zip Code)
       Registrant's telephone number, including area code: (602) 852-6600

1. NAME AND ADDRESS OF REPORTING PERSON*:
                                         Garcia II,  Ernest C.
                                         2525 E. Camelback Rd., Suite 1150
                                         Phoenix, Arizona   85016

2. ISSUER NAME AND TICKER OR TRADING SYMBOL:
   Ugly Duckling Corporation/UGLY

3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY):

4. STATEMENT FOR MONTH/YEAR:  8/98

5. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR):

6. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)

        DIRECTOR
      X OFFICER     Chief Executive Officer     10% OWNER     OTHER

7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
   X  FORM FILED BY ONE REPORTING PERSON


           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. TITLE OF                      2. TRANS-  3. TRANS-   4. SECURITIES ACQUIRED (A)   5. AMOUNT OF      6. OWNER-    7. NATURE OF
   SECURITY                         ACTION     ACTION      OR DISPOSED OF (D)           SECURITIES        SHIP         INDIRECT
                                    DATE       CODE        (INSTR. 3, 4 AND 5)          BENEFICIALLY      FORM:        BENEFICIAL
                                               (INSTR. 8)                               OWNED AT          DIRECT       OWNER-
                                                                                        END OF MONTH      (D) OR       SHIP
                                                                                                          INDIRECT
                                   (MONTH/                                                                (I)
                                    DAY/                             (A) OR
                                    YEAR)      CODE   V    AMOUNT    (D)       PRICE    (INSTR. 3 AND 4)  (INSTR. 4)   (INSTR. 4)
Common Stock Various (unchanged)                                                         4,450,000%           D
Common Stock Various (unchanged)                                                           136,500            I            +
Common Stock                       8/31/98       P&       12,000      A&         &          63,000#           I            #


  * If the form is filed by more than one reporting person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.




FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------

NONE
------------------------------------------------------------------------------------------------------------------------------------

1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------

Explanation of Responses:

% This amount of securities owned excludes 50,000 shares of UGLY Common Stock that on 8/18/97 the Reporting Person granted an option to Don Addink (another UGLY Section 16 Officer) to acquire the shares at an option price of $15 per share (approx. closing price of UGLY Common Stock on 8/18/97). D. Addink may exercise this option at any time between the date of option grant through May
31, 2000. D. Addink has not exercised his option to purchase any of these shares from the Reporting Person. Until the option is exercised, the Reporting Person retains voting and investment power with respect to the shares.

& These 12,000 shares of Common Stock of UGLY were acquired on 8/31/98 by Verde Investments, Inc. ("Verde") at a purchase price of
$5.3125 per share. The Reporting Person is the president and sole shareholder of Verde. Verde is an affiliate of Issuer. Mr.
Garcia disclaims beneficial ownership of the 63,000 shares reported herein and also disclaims beneficial ownership of all shares of
UGLY Common Stock owned/held by Verde.

1) Power-of-attorney is included and made a part of this filing.

+ These shares of Common Stock of UGLY are owned by the Garcia Family foundations, Inc. ("Foundation"). The Foundations is an
Arizona nonprofit corporation that has the right to receive dividends from, or the proceeds for the sale of, the 136,500 shares of
Common Stock. The Reporting person/Mr. Garcia has no right to receive dividends from, or proceeds from the sale of, the 136,500 shares. Mr. Garcia is the president and a director of the Foundation and shares the power to direct the vote and power to direct the disposition of these shares held by the Foundation. Mr. Garcia disclaims beneficial ownership of these shares held by the
Foundation. Mr. Garcia disclaims beneficial ownership of the 136,500 shares reported herein and also disclaims beneficial ownership of all shares of UGLY Common Stock owned/held by the Foundation.

# End of month ownership is based on 7/31/98 ownership ending balance of 51,000 shares (as previously reported on an earlier Form 4)
of UGLY Common Stock plus 12,000 purchased on 8/31/98 (51,000 + 12,000 = 63,000). Mr. Garcia disclaims beneficial ownership of all shares owned/held by Verde as discussed above.

 Ernest C. Garcia III
 /s/ Judith A. Boyle             9/8/98
 ------------------------------- -------
 **Signature of Reporting Person   Date

 By: Judith A. Boyle
 Attorney-In-Fact 1)

**Intentional misstatements or omissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                               POWER OF ATTORNEY
                                  (E. GARCIA)


     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

     This power of attorney is effective from the date hereof until June 30, 1999, unless earlier revoked or terminated.


                                        /s/ Ernest C. Garcia II
                                        ---------------------------------------
                                        Ernest C. Garcia II


Dated: May 27, 1998
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